Exhibit 3.234

OPERATING AGREEMENT

OF

SAN DIEGO TREATMENT SERVICES, LLC

This Operating Agreement (the “Agreement”) of San Diego Treatment Services LLC, a California limited liability company (the “Company”), is entered into by and between Treatment Associates, Inc., a California corporation and Jayco Administration, Inc., a California corporation (the “Members”) and the persons admitted to the Company as Members who shall be identified on Schedule A, as amended from time to time, effective as of December 17, 2015.

Section 1. Organization. Effective December 17, 2015, the Company was converted from a California general partnership to a California limited liability company by the filing of the Articles of Organization-Conversion that effected the conversion in the office of the Secretary of State of California (the “Articles”).

Section 2. Registered Office; Registered Agent. The registered office of the Company in the State of California will be the initial registered office designated in the Articles or such other office (which need not be a place of business of the Company) as the Members may designate from time to time in the manner provided by law. The registered agent of the Company in the State of California will be the initial registered agent designated in the Articles or such other person as the Members may designate from time to time in the manner provided by law. The principal office of the Company will be at such location as the Members may designate from time to time, which need not be in the State of California.

Section 3. Powers. The Company will have all powers permitted to be exercised by a limited liability company organized in the State of California.

Section 4. Term. The Company commenced on the date the Certificate was filed with the Secretary of State of California, and will continue in existence until terminated pursuant to this Agreement.

Section 5. Fiscal Year. The fiscal year of the Company for financial statement and federal income tax purposes will end on December 31 unless otherwise determined by the Members. The Company is to be treated as a disregarded entity for federal tax purposes.

Section 6. Members. The Members each own 50% of the limited liability company interests in the Company.

Section 7. Address. The address of the Members is set forth below:

6100 Tower Circle, Suite 1000

Franklin, TN 37067

Section 8. New Members. No person may be admitted as a Members of the Company without the approval of the Members.

Section 9. Liability to Third Parties. The Members will not have any personal liability for any obligations or liabilities of the Company, whether such liabilities arise in contract, tort or otherwise.

Section 10. Capital Contributions. On or before the date hereof, the Members have made a capital contribution in cash to the Company in the amount of $100.00. The Members will not be required to make any additional capital contributions to the Company except as may otherwise be agreed to by the Members.

Section 11. Participation in Profits and Losses. All profits and losses of the Company will be allocated to the Members.

Section 12. Distributions. Distributions will be made by the Company to the Members at such times as may be determined by the Members.

Section 13. Management. The power and authority to manage, direct and control the Company will be vested solely in the Members.

Section 14. Officers. The Members may, from time to time, designate one or more individuals to be officers of the Company, with such titles as the Members may assign to such individuals. The initial officers of the Company will be a President, a Secretary and Vice President as more specifically provided below. Officers so designated will have such authority and perform such duties as the Members may from time to time delegate to them. Any number of officer positions may be held by the same individual. Any officer may resign as such at any time by providing written notice to the Company. Any officer may be removed as such, either with or without cause, by the Members, in their sole discretion. Any vacancy occurring in any officer position of the Company may be filled by the Members. The officers of the Company, if and when designated by the Members, will have the authority, acting individually, to bind the Company.

Section 15. President. The President will, subject to the control of the Members, have general supervision, direction and control of the business and affairs of the Company. Subject to the control of the Members, the President will have the general powers and duties of management usually vested in the office of president and chief executive officer of corporations, and will have such other powers and duties as may be prescribed by the Members.

Section 16. Secretary. The Secretary will, subject to the control of the Members, prepare and keep the minutes of the proceedings of the Company in books provided for that purpose, see that all notices are duly given in accordance with the provisions of the Act, be custodian of the Company records, and will have the general powers and duties usually vested in the office of secretary of corporations, and will have such other powers and duties as may be prescribed by the Members.

Section 17. Vice Presidents. The Vice Presidents will, subject to the control of the Members, perform such duties as may be assigned to them by the President and will have the general powers and duties usually vested in the office of vice president of corporations, and will have such other powers and duties as may be prescribed by the Members. In the case of the death, disability or absence of the President, a Vice President shall perform and be vested with all the duties and powers of the President until the Members appoints a new President.

Section 18. Indemnification. The Company shall indemnify any individual who is or was a party or is or was threatened to be made a party to any action, suit, or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was an officer of the Company against expenses (including reasonable attorneys’ fees and expenses), judgments, fines and amounts paid in settlement actually and reasonably incurred by such individual in connection with such action, suit or proceeding, to the extent permitted by applicable law. The right to indemnification conferred in this Section 18 includes the right of such individual to be paid by the Company the expenses incurred in defending any such action in advance of its final disposition (an “Advancement of Expenses”); provided, however, that the Company will only make an Advancement of Expenses upon delivery to the Company of an undertaking, by or on behalf of such Indemnitee, to repay all amounts so advanced if it is ultimately determined that such Indemnitee is not entitled to be indemnified under this Section 18 or otherwise.

Section 19. Dissolution. The Company will dissolve and its affairs will be wound up as may be determined by the Members, or upon the earlier occurrence of any other event causing dissolution of the Company under the Act. In such event, the Members will proceed diligently to wind up the affairs of the Company and make final distributions, and will cause the existence of the Company to be terminated.

Section 20. Amendment or Modification. This Agreement may be amended or modified from time to time only by a written instrument that is executed by the Members.

Section 21. Binding Effect. This Agreement will be binding on and inure to the benefit of the Members and its successors and assigns.

Section 22. Governing Law. This Agreement is governed by and will be construed in accordance with the law of the State of California without regard to the conflicts of law principles thereof.

Dated as of this 17th day of December, 2015.

GENERAL PARTNERS:

TREATMENT ASSOCIATES, INC.

By:	/s/ Christopher L. Howard
Christopher L. Howard
Vice President and Secretary

JAYCO ADMINISTRATION, INC.

By:	/s/ Christopher L. Howard
Christopher L. Howard
Vice President and Secretary

Schedule A

None.